Exhibit 99.2
Notice to ASX/LSE

Rio Tinto Board change

3 November 2020

David Constable will step down as a non-executive director of Rio Tinto with effect from 31 December 2020.

Mr Constable, who has served on the Rio Tinto Board since 2017, is stepping down in order to concentrate on his new role as chief executive officer of Fluor Corporation.

Rio Tinto chairman Simon Thompson said “I would like to thank David for his considerable contribution to the Board over the years and for his wise counsel. On behalf of the Board I wish David well for the future, particularly in his new role as CEO of Fluor.”

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

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Illtud Harri
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Matthew Klar
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Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.